SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐    TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Hill and Knowlton Retirement and 401k Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN ARE BEING FILED HEREWITH:

Description	Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits As of December 31, 2003 and 2002	4

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2003	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) As of December 31, 2003	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the

Hill and Knowlton Retirement and 401k Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our 2003 audit was conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/    Deloitte & Touche LLP

New York, New York

June 2, 2004

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments: (Notes 3 and 4)
Investment contract with insurance company	$8,168,592	$4,931,650
Mutual funds	22,033,575	14,604,239
Common/collective trust fund	571,291	1,657,734
Common stock	914,188	597,802
Participant loans	406,603	354,532

Total investments	32,094,249	22,145,957

Receivables:
Employer matching contribution	71,571	44,959
Employer retirement contribution	830,404	—
Participant contributions	159,475	118,768
Accrued investment income	1,545	1,774

Total receivables	1,062,995	165,501

NET ASSETS AVAILABLE FOR BENEFITS	$33,157,244	$22,311,458

See notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$4,763,200
Interest and dividends	607,466

Total investment income	5,370,666

Contributions:
Employer matching contributions	1,169,252
Employer retirement contributions	1,036,399
Participant contributions	2,355,181
Rollover contributions	306,278

Total contributions	4,867,110

Total additions	10,237,776

DEDUCTIONS:
Benefits paid to participants	4,317,923
Deemed distributions of participant loans	77,166
Administrative expenses	146,438

Total deductions	4,541,527

INCREASE IN NET ASSETS	5,696,249

TRANSFER OF ASSETS (Note 1)	5,149,537

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	22,311,458

End of year	$33,157,244

See notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002 AND

FOR THE YEAR ENDED DECEMBER 31, 2003

1.	DESCRIPTION OF THE PLAN

The following description of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Hill and Knowlton, Inc. (the “Company” or “Plan Sponsor”) which allows employees to make deferred contributions beginning on the first day of the month subsequent to their date of hire, as defined in the Plan Document. Security Trust Company and Transamerica Financial Insurance Company, Inc. (formerly known as AUSA Life Insurance Company, Inc.) serve as custodians of the Plan’s assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Transfer of Assets—Effective January 1, 2003, the Hill and Knowlton, Inc. Money Purchase Pension Plan (“Money Purchase Plan”) was merged into the Hill and Knowlton, Inc. 401k Matched Savings Plan (“Matched Savings Plan”). On such date, the Money Purchase Plan’s assets and participant account balances were transferred and assigned directly to the Matched Savings Plan. Collectively, the merged plans are known as the Hill and Knowlton Retirement and 401k Savings Plan.

Contributions—Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Plan also allows for Catch-up contributions to be made. The Company contributes up to the first 4 percent of annual eligible compensation a participant contributes to the Plan (“Matching Contributions”). For purposes of receiving Matching Contributions an employee becomes eligible on the first day of the month after completion of one Year of Service. In addition, after the end of the Plan Year, the Company makes a contribution in the amount of 3% of annual eligible compensation on behalf of all eligible participants (“Retirement Contributions”). For purposes of receiving Retirement Contributions, an employee becomes eligible on the first day of the month after the completion of two years of service. Additional amounts may be contributed at the discretion of the Company’s Board of Directors (“Discretionary Contributions”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Matching Contributions, Retirement Contributions and allocations of (1) Discretionary Contributions, if any, and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, a common/collective trust fund, a Company stock fund and an insurance investment contract as investment options for participants. The MetLife Stable Value Fund is used as liquidity for contributions to and payments from the insurance investment contract. The MetLife Stable Value Fund is also used to invest forfeitures until such amounts are used to offset the Company’s future Matching or Discretionary Contributions and/or pay Plan expenses.

Vesting—Participants are vested immediately in their contributions and the Company’s Retirement Contributions, plus actual earnings thereon. Vesting in the Company’s Matching Contribution portion and Discretionary Contribution portion, if any, of their accounts is based on years of service, as defined in the Plan. Participants vest 25 percent per year for the first two years and 50% for the third year in the Company’s Matching Contribution, and are fully vested (100%) after three years of continuous service. For Retirement Contributions made after January 1, 2003, Participants are 100% vested at all times.

Forfeited Accounts—During December 31, 2003 and 2002, forfeited nonvested accounts totaled $146,438 and $120,606, respectively. These accounts are used to reduce the Company’s Matching or Retirement Contributions and/or pay Plan expenses. Forfeited nonvested accounts are automatically invested in the MetLife Stable Value Fund until such amounts are used to offset the Company’s future contributions (Matching or Retirement) or Plan expenses. During the year ended December 21, 2003, forfeited nonvested accounts were used to pay Plan expenses.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less, but not less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustees of the Plan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, retirement, or termination, a participant (or beneficiary) receives payment in the form of a lump-sum distribution. Married participants (or surviving spouse) with account balances that were transferred into the Plan from the Hill and Knowlton, Inc. Money Purchase Pension Plan may elect to receive payment of such amounts in the form of a qualified joint and survivor annuity or in the form of a lump-sum distribution, whereas, an unmarried participant may elect to receive payment in the form of a monthly annuity (not to exceed the life expectancy of the participant) or in the form of a lump-sum distribution. However, participant accounts not exceeding $5,000 shall be paid in an immediate single, lump-sum payment. All participant distributions are equal to the value of the participant’s vested interest in his or her account with commencement of payment as prescribed in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value except for its benefit-responsive insurance investment contract, which is valued at contract value (Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Plan’s units of participation in the MetLife Stable Value Fund represent an undivided interest in the underlying assets of the trust. The purchase and redemption price of the units is determined periodically by the trustee, based on the current market values of the underlying assets of the funds. Loans to participants are valued at outstanding principle balance plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses—Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan Document, to the extent not paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a benefit-responsive insurance investment contract with Massachusetts Fidelity Trust Company (“MFTC”) and Transamerica Financial Insurance Company, Inc. (formerly known as AUSA Life Insurance Company, Inc.). Transamerica Financial Insurance Company, Inc maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MFTC and Transamerica Financial Insurance Company, Inc. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The MetLife Stable Value Fund is used as liquidity for contributions to and payments from the insurance investment contract.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 4.46% for 2003. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. For the year ended December 31, 2003, investment income from the insurance investment contract totaled $349,771.

As of December 31, 2002, the 401k Matched Savings Plan’s investment portion of the pooled separate account was $4,931,650 or 76% and the Money Purchase Plan’s investment portion of the pooled separate account was $1,567,690 or 24%. Due to the merger of the Money Purchase Plan and the 401k Matched Savings Plan, as of December 31, 2003 the pooled separate account had $8,168,592, representing 100% of the Plan’s investment.

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002
Investment Contract with Transamerica Financial Ins. Co, Inc.	$8,168,592	$4,931,650
American Balanced Fund	6,809,292	4,633,747
American Washington Mutual Investment Fund	2,196,274	1,434,367
AIM Constellation Fund	2,102,989	1,484,905
Enterprise Small Company Value Fund	1,805,870	1,206,769
Goldman Sachs Capital Growth Fund	3,444,228	2,574,575
American Europacific Growth Fund	2,058,613	1,284,240
Metlife Stable Value Fund	—	1,657,734

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,763,200, as follows:

Mutual funds	$4,483,053
Common /collective trust	56,632
Common stocks	223,515

Net appreciation in fair value of investments	$4,763,200

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common stock in WPP Group, plc (“WPP”). Hill and Knowlton, Inc., the Plan Sponsor, is an affiliate of WPP and therefore, qualifies as a permitted party-in-interest, as defined by ERISA. At December 31, 2003 and 2002, the Plan held 18,268 and 15,641 shares, respectively, of common stock of WPP, with a cost basis of $620,783 and $520,883, respectively. As of January 1, 2003, 3,785 shares were transferred in from the Money Purchase Plan with a cost basis of $129,712. During the year ended December 31, 2003, the Plan recorded dividend income of $9,063.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 25, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	SUBSEQUENT EVENT

On January 9, 2004, assets of the Socket Group 401(k) Plan (a company purchased by Hill and Knowlton, Inc.) totaling $203,940 were merged into the Hill and Knowlton Retirement and 401k Savings Plan.

During 2004, the Plan Sponsor decided to change custodians from Security Trust Company to Wilmington Trust Company. The transfer of the Plan’s assets from Security Trust Company to Wilmington Trust Company is expected to be completed in July 2004.

******

HILL AND KNOWLTON, INC. RETIREMENT AND 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	EIN: 13-3016062
DECEMBER 31, 2003	PN: 001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Investment Contract with Transamerica Financial Insurance Company, Inc.	Pooled Separate Accounts	**	$8,168,592
AIM Constellation	Mutual Fund	**	2,102,989
Alliance Premier Growth	Mutual Fund	**	1,378,610
American Balanced Fund	Mutual Fund	**	6,809,292
American Europacific	Mutual Fund	**	2,058,613
American Washington Mutual	Mutual Fund	**	2,196,274
Enterprise Small Company Value	Mutual Fund	**	1,805,870
Goldman Sachs Capital Growth	Mutual Fund	**	3,444,228
Van Kampen Aggressive Growth	Mutual Fund	**	847,903
Oppenheimer Global Fund	Mutual Fund	**	815,543
MetLife Stable Value	Common/Collective Trust Fund	**	571,291
Lord Abbett MID CAP VALUE	Mutual Fund	**	574,253
WPP Group Stock Fund *	Common Stock	**	914,188
Participant Loan Fund *	Loans issued to employees, at interest rates ranging from 4.0% to 9.5%, with maturities ranging from 2003 to 2014	**	406,603

			$32,094,249

*	Permitted party-in-interest
**	Cost information not required for participant-directed investments and is therefore not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Sharon James Hirsch

Name: Sharon James Hirsch
Title: Director of Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm